Exhibit 99.1
January 25, 2022

Contact:	Trinity Biotech plc	Lytham Partners, LLC
	John Gillard	Joe Diaz
	(353)-1-2769800	(1)-602-889-9700
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces That Its Shareholders Have
Approved All  of the Four Resolutions That Were the Subject
of the EGM Held on January 25, 2022

DUBLIN, Ireland (January 25, 2022)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced the results of an Extraordinary General Meeting (EGM).

EGM Results

As previously announced, the Company has entered into refinancing transactions (the “Refinancing”) with respect to substantially all of the outstanding $99.9 million of exchangeable senior notes issued by our subsidiary, Trinity Biotech Investment Limited, and guaranteed by the Company.  The Refinancing is conditional on, among other things, the approval by the Company’s shareholders of the new term loan, an increase in the authorized share capital of the Company, authority for the board to issue ordinary shares of the Company without limitation under Irish law, and the issuance of warrants to the lender in the Refinancing, with such approvals being more fully set out in the four shareholder resolutions included in Notice of EGM issued on 23 December, 2021.

At the EGM, the Company’s shareholders approved all of the four resolutions put to the meeting, with each resolution being approved by at least 97% of votes cast.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.